White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

43-101 Technical Reports Filed

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR) December 22, 2005

White Knight Resources Ltd. (the “Company”) has filed 43-101 technical reports on its McClusky Pass and Celt properties. To review the reports, please visit www.sedar.com.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.